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                                                                    EXHIBIT 23.8


                          Independent Auditors' Consent




The Board of Directors
Wireless Technology Corporations Limited:

We consent to incorporation by reference in the registration statement (no. 333-35139) on Form S-8, in the Post-Effective Amendment No. 1 to Form S-4 Registration Statement on Form S-8 (no. 333-18713), in the registration statement (no. 333-5396) on Form S-3, and in the registration statement (no. 333-5400) on Form S-3 of PLD Telekom Inc. of our report dated March 30, 1999, relating to the consolidated balance sheet of Wireless Technology Corporations Limited and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three year period ended December 31, 1998, which report appears in the Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 1998 of PLD Telekom Inc.

Our report dated February 17, 1999 contains an explanatory paragraph that states that the Company's parent, PLD Telekom Inc. (PLD) does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. PLD's failure to make payment in full when required could result in a claim being made against the Company under its guaranty and a cross-default under and acceleration of other debt obligations for which the Company is also a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                      KPMG

Almaty, Kazakhstan
April 23, 1999